Exhibit 99.1

YAMANA PROVIDES NOTICE OF THIRD QUARTER 2015 FINANCIAL RESULTS RELEASE

TORONTO, ONTARIO, September 29, 2015 – YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana”) will release its third quarter 2015 results after market close on October 29, 2015 followed by a conference call and webcast on October 30, 2015 at 9:00 a.m. ET.

Third Quarter 2015 Conference Call Information:

Toll Free (North America):                                                                           1-800-355-4959
Toronto Local and International:                                                                416-340-8527
Webcast:                                                                                                         www.yamana.com

Conference Call REPLAY:

Toll Free (North America):                                                                           1-800-408-3053
Toronto Local and International:                                                                905-694-9451
Replay Passcode:                                                                                          3274452

The conference call replay will be available from 12:00 p.m. ET on October 30, 2015 until 11:59 p.m. ET on November 12, 2015.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions throughout the Americas including Brazil, Argentina, Chile, Mexico and Canada. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email:  investor@yamana.com